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
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                                      UNITED STATES                                   |   OMB APPROVAL   |
                           SECURITIES AND EXCHANGE COMMISSION                         +------------------+
                                Washington, D.C. 20549                                |    OMB Number:   |
                                                                                      |     3235-0058    |
                                       FORM 12b-25                                    |     Expires:     |
                                                                                      | January 31, 2002 |
                               NOTIFICATION OF LATE FILING                            |     Estimated    |
                                                                                      |  average burden  |
(Check One): [X] Form 10-K   [ ] Form 20-F   [ ]  Form 11-K                           |    hours per     |
             [ ] Form 10-Q   [ ] Form N-SAR                                           |  response..2.50  |
                                                                                      +------------------+
For Period Ended: Fiscal year ended December 31, 2000                                 +------------------+
                  ------------------------------------                                | SEC FILE NUMBER  |
                  [ ] Transition Report on Form 10-K                                  |                  |
                  [ ] Transition Report on Form 20-F                                  |      0-18102     |
                  [ ] Transition Report on Form 11-K                                  +------------------+
                  [ ] Transition Report on Form 10-Q                                  +------------------+
                  [ ] Transition Report on Form N-SAR                                 |     CUSIP NUMBER |
                                                                                      |     577 140 106  |
                                                                                      +------------------+
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For the Transition Period Ended:  N/A
                                  ---------------------------
+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

Clean Harbors, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

1501 Washington Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Braintree, MA 02184-7535
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X)   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(X)   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in previous filings with the Securities and Exchange Commission, Clean Harbors, Inc. (the "Company") has outstanding $50,000,000 of 12.50% Senior Notes due May 15, 2001 (the "Senior Notes"), and the Company has, as amended, a $33,500,000 Loan Agreement with a financial institution (the "Existing Loan Agreement"). The Company is in the process of refinancing the Senior Notes. The Company has negotiated with the lender under the Existing Loan Agreement terms to increase the borrowings allowed under that Agreement. In addition, the Company has negotiated with another lending group terms for the private placement of new subordinated debt. Under such negotiated terms, the increase in borrowings allowed under the Existing Loan Agreement, as amended, and the proceeds of the new subordinated debt will be sufficient to repay in full the Senior Notes. The Company is currently working with the lending parties to finalize the refinancing documents.

The Senior Notes require that the Company provide not less than 30-day prior notice before the Notes can be redeemed prior to the due date. Notice of redemption has been given to the holders of the Senior Notes permitting redemption on April 30, 2001. The documentation related to the refinancing needs to be finalized before complete and adequate disclosure, particularly with regard to liquidity and capital resources, can be made as required for Form 10-
K. The Company anticipates that the Form 10-K will be filed within two weeks.

                                         (Attach Extra Sheets if Needed)


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Roger A. Koenecke                   (781)                849-1800 ext. 1160
     ----------------------------    --------------    -------------------------
             (Name)                    (Area Code)           (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in the Company's press release issued on February 7, 2001:

     Revenues for the year 2000 increased $30,501,000 to $233,466,000, an increase of 15.0% from the $202,965,000 for the year ended 1999. The net income for the year ended 2000 was $7,118,000 or $0.60 per basic share ($0.59 per diluted share) compared to a net loss of $(2,244,000) or $(0.25) per basic and diluted share for the year ended 1999.


The Company does not expect to report any changes to previously released results when it files its Form 10-K for the year ended December 31, 2000.


                              Clean Harbors, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001                   By: /s/ Alan S. McKim
    ------------------------------        --------------------------------------
                                          Chairman of the Board and
                                          Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).